UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011.

Commission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q11

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 386 BILLION FOR THE SECOND QUARTER OF 2011 (COP 489 PER SHARE - USD 1.10 PER ADR), WHICH REPRESENTS AN INCREASE OF 32% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans grew 5.1% during the quarter and 22.4% compared to 2Q10. This growth confirms the trend of sustained credit demand that started in the second half of 2010.
•
Net interest income increased 10% during the quarter and 17.2% compared to 2Q10. These increases are the result of loan growth coupled with a funding strategy that allowed the Bank to maintain a low cost of deposits during the quarter as a measure to defend the net interest margin, which ended the period at 6.2%

•
Loan portfolio quality continues showing a good trend. Loan deterioration during 2Q11 was COP 62 billion, 56% lower than in 1Q11, and past due loans as a percentage of total loans were 2.6%. Net provision charges totaled COP104 billion for the quarter, while annualized credit cost for the first semester of 2011 was 0.7%.

•
The balance sheet remains strong. Loan loss reserves represented 4.8% of total loans and 187% of past due loans at the end of 2Q11. The capital adequacy ratio ended the quarter at 13.7% (Tier 1 of 9.9%).

•	Profitability. ROE for 2Q11 was 19.6%, and annualized ROE for the first six months of the year was 18.5%, which represents an increase from the 18% reported for 2010.

August 3, 2011. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2011.

For the quarter ended June 30, 2011 (“2Q11”), Bancolombia reported consolidated net income of COP 386 billion, or COP 489 per share – USD 1.10 per ADR, which represents an increase of 10% as compared to the results for the quarter ended March 31, 2011 (“1Q11”) and an increase of 32% as compared to the results for the quarter ended on June 30, 2010 (“2Q10”). The cumulative net income for the first six months of 2011 was COP 736 billion, which is 16% higher with respect to the same period of the previous year.

Bancolombia ended 2Q11 with COP 75,157 billion in assets, 6% higher than those at the end of 1Q11 and 20% greater than at the end 2Q10. At the same time, liabilities totaled COP 67,149 billion and increased 6% as compared to the figure presented in 1Q11 and 21% as compared to 2Q101.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended June 30, 2011. The statements of income for the quarter ended June 30, 2011 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate  July 1, 2011  $1772.32 =US$ 1         Average Representative Market Rate for 2Q11: $ 1796.78 = US$ 1

2Q11

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q10	1Q11	2Q11	2Q11/1Q11	2Q11/2Q10
ASSETS
Loans and financial leases, net	41,436,323	48,238,517	50,709,728	5.12%	22.38%
Investment securities, net	9,009,171	10,832,235	10,231,243	-5.55%	13.56%
Other assets	12,044,003	12,111,714	14,215,941	17.37%	18.03%
Total assets	62,489,497	71,182,466	75,156,912	5.58%	20.27%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	41,039,287	45,533,412	46,237,745	1.55%	12.67%
Non-interest bearing	5,402,692	7,048,610	6,972,139	-1.08%	29.05%
Interest bearing	35,636,595	38,484,802	39,265,606	2.03%	10.18%
Other liabilities	14,347,892	17,934,957	20,911,566	16.60%	45.75%
Total liabilities	55,387,179	63,468,369	67,149,311	5.80%	21.24%
Shareholders' equity	7,102,318	7,714,097	8,007,601	3.80%	12.75%
Total liabilities and shareholders' equity	62,489,497	71,182,466	75,156,912	5.58%	20.27%

Interest income	1,222,624	1,301,605	1,448,120	11.26%	18.44%
Interest expense	383,671	407,714	464,471	13.92%	21.06%
Net interest income	838,953	893,891	983,649	10.04%	17.25%
Net provisions	(186,647)	(79,692)	(103,940)	30.43%	-44.31%
Fees and income from service, net	395,356	385,101	407,298	5.76%	3.02%
Other operating income	122,447	111,467	121,321	8.84%	-0.92%
Total operating expense	(742,683)	(843,249)	(888,740)	5.39%	19.67%
Goodwill amortization	(15,041)	(12,757)	(11,747)	-7.92%	-21.90%
Non-operating income, net	(4,489)	14,451	9,394	-34.99%	309.27%
Income tax expense	(116,646)	(119,129)	(131,708)	10.56%	12.91%
Net income	291,250	350,083	385,527	10.12%	32.37%

PRINCIPAL RATIOS	Quarter			As of
	2Q10	1Q11	2Q11	Jun-10	Jun-11
PROFITABILITY
Net interest margin (1)	6.24%	5.87%	6.16%	6.21%	6.03%
Return on average total assets (2)	1.89%	2.01%	2.11%	2.05%	2.06%
Return on average shareholders´ equity (3)	16.75%	17.58%	19.64%	18.03%	18.54%
EFFICIENCY
Operating expenses to net operating income	55.85%	61.56%	59.55%	55.89%	60.51%
Operating expenses to average total assets	4.91%	4.92%	4.94%	4.88%	4.93%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.37%	10.84%	10.65%	11.37%	10.65%
Technical capital to risk weighted assets	13.37%	14.21%	13.69%	13.37%	13.69%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.77	0.95	1.10
Net income per share $COP	369.69	444.37	489.35
P/BV ADS (4)	2.66	2.99	2.91
P/BV Local (5) (6)	2.64	2.98	2.86
P/E (7)	16.12	16.45	14.94
ADR price (8)	50.13	62.66	66.73
Common share price (8)	23,760	29,200	29,060
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	1,913.15	1,870.60	1,772.32

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2Q11

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2011, Bancolombia’s assets totaled COP 75,157 billion, which represents an increase of 6% compared to 1Q11 and of 20% compared to 2Q10.

Assets denominated in COP totaled COP 60,778 billion at the end of 2Q11, increasing 6% compared to 1Q11 and 31% compared to 2Q10. Assets denominated in currencies other than COP (mainly American dollars (“USD”)) represented 19% of total assets (or USD 8.1 billion) at the end of 2Q11, increasing 8% compared to 1Q11 and decreasing 4% compared to 2Q10.  The COP appreciated 5% against the USD during 2Q11 and appreciated 7% against that same currency since 2Q10.

Loans and financial leases, net of provisions, represented 67% of assets at the end of 2Q11, decreasing 1% as compared to the proportion they represented at the end of 1Q11 and increasing 1% as compared to the proportion they represented 2Q10 (66%). Net investments were 14% of total assets at the end of the quarter, decreasing as compared to their participation in assets at the end of 1Q11 (15%) and remaining stable as compared to 2Q10.

Prepaid expenses and deferred charges increased 258% in 2Q11 versus 2Q10.  This increase is explained by the recording of deferred expenses for COP 469 billion in 1Q11, related to the wealth tax that Bancolombia and its subsidiaries will pay from 2011 to 2014.  The value recorded in this line will be amortized during the next four years and will be shown mainly as a reduction in the reappraisal and others account, although a portion will be reflected on the administrative expenses and others account. As of June 2011, the prepaid expenses and deferred charges account had COP 401 billion related to this wealth tax.

The property, plant and equipment account increased 15% during 2Q11 and 37% with respect to 2Q10.  These variations are mainly explained by the increase in the import of equipment destined for leasing operations (once the importing process is finalized), and also by capitalized investments and expenses related to technology.

1.2.	Loan Portfolio

During the second quarter of 2011, there was growth of the loan portfolio in our operation in Colombia.  Loans denominated in COP totaled COP 39,613 billion at the end of 2Q11, and increased 6% compared to 1Q11 and 18% compared to 2Q10. On the other hand, loans denominated in USD totaled USD 7,694 million (26% of the loan portfolio), increasing 6% compared to 1Q11 and 43% compared to 2Q10. These USD denominated loans correspond to loans originated in Colombia (USD 3.054 million or 41% of loans in USD), El Salvador (USD 2,361 million or 31% of loans in USD) and other countries (USD 2,079 million or 28% of loans in USD).

The appreciation of the COP during the quarter affected the conversion to COP of loans denominated in USD. Overall, Bancolombia’s gross loans totaled COP 53,249 billion at the end of 2Q11 and increased 4.8% compared to the COP 50,793 billion at the end of 1Q11.

In annual terms, gross loans increased 21% compared to the COP 43,886 billion in loans reported as of the end of 2Q10. This increase is explained by the growth of loans in both COP and USD, although the conversion of USD denominated loans to COP results in total loan growth in COP of 32% for the dollar denominated portfolio compared to 2Q10. In general, the higher volume of loans denominated in USD during the quarter, reflect increased credit demand on the part of Colombian companies. The recovery of international trade flows played an important role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitutes the majority of our loan portfolio, confirms the positive trend that began to show in 2Q10.

2Q11

Commercial loans denominated in COP ended 2Q11 at COP 22,732 billion and increased 4% with respect to 1Q11. Commercial loans denominated in USD totaled USD 5,888 million at the end of the quarter and increased 7% compared to 1Q11. Companies are consistently demanding credit from domestic banks, which again confirms the trend that has been observed in the last few quarters. The Colombian government, in an effort to control external debt in dollars that could result in further appreciation of the COP, imposed a withholding tax on the interest paid by Colombian companies on loans granted to them by other foreign banks. This tax motivated companies with loans in USD granted by foreign banks to start taking loans in USD with domestic banks, which was one of the reasons for the growth in Bancolombia’s USD denominated loan book.

Consumer loans denominated in COP also continued to show dynamism during the quarter, reaching COP 7,512 billion, a figure 14% higher than that reported at the end of 1Q11 and 46% higher than that reported at the end of 2Q10. In contrast, consumer loans originated in El Salvador continued to be subdued as consumer loans denominated in USD totaled USD 1,041 million and increased 1% with respect to 1Q11, and 3% with respect to 2Q10.

In 2Q11, mortgage loans expressed in COP increased COP 393 billion (13%), and reached COP 3,394 billion. The total outstanding balance of securitized mortgages was COP 2,785 billion at the end of 2Q11. When taking into account securitizations, mortgage loans increased 4% during the quarter and 14% during the past 12 months. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador totaled USD 423 million, 1% lower than the mortgage balances in USD reported in 1Q11 and 2% lower than those reported in 2Q10.

Financial leases, 91% of which are denominated in COP, increased 4% during the quarter and 16% compared to 2Q10.  Operating leases, net of depreciation, increased 8% during 2Q11 and 23% over the last 12 months.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that retail and SME loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 8% with respect to 1Q11. This increase is explained by higher demand for working capital and financing by SMEs, personal loans and car loans. On the other hand, corporate loans increased 2% in the same period due to greater demand for working capital and financing by corporations.

Reserves for loan losses decreased 1% during 2Q11 and totaled COP 2,539 billion, or 4.8% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

2Q11

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Jun-10	Mar-11	Jun-11	2Q11/1Q11	2Q11/2Q10	loans	Category
CORPORATE
Working capital loans	19,788,703	22,509,901	22,973,517	2.06%	16.09%	43.14%	85.89%
Funded by domestic development banks	395,026	283,477	256,657	-9.46%	-35.03%	0.48%	0.96%
Trade Financing	1,602,804	3,209,437	3,382,659	5.40%	111.05%	6.35%	12.65%
Overdrafts	91,362	79,256	93,779	18.32%	2.65%	0.18%	0.35%
Credit Cards	37,147	46,006	42,084	-8.52%	13.29%	0.08%	0.16%
TOTAL CORPORATE	21,915,042	26,128,077	26,748,696	2.38%	22.06%	50.23%	100.00%
RETAIL AND SMEs
Working capital loans	4,424,178	5,089,002	5,471,297	7.51%	23.67%	10.27%	34.11%
Personal loans	3,820,676	4,575,797	5,024,114	9.80%	31.50%	9.44%	31.32%
Loans funded by domestic development banks	762,168	637,267	626,738	-1.65%	-17.77%	1.18%	3.91%
Credit Cards	2,414,429	2,747,490	2,962,531	7.83%	22.70%	5.56%	18.47%
Overdrafts	251,938	241,249	256,508	6.33%	1.81%	0.48%	1.60%
Automobile loans	1,178,490	1,465,988	1,653,102	12.76%	40.27%	3.10%	10.31%
Trade Financing	43,983	37,129	46,981	26.53%	6.82%	0.09%	0.29%
TOTAL RETAIL AND SMEs	12,895,862	14,793,922	16,041,271	8.43%	24.39%	30.13%	100.00%
MORTGAGE	3,638,968	3,801,283	4,143,652	9.01%	13.87%	7.78%	100.00%
FINANCIAL LEASES	5,435,666	6,070,189	6,315,210	4.04%	16.18%	11.86%	100.00%
Total loans and financial leases	43,885,538	50,793,471	53,248,829	4.83%	21.34%	100.00%	100.00%
Allowance for loan losses	(2,449,215)	(2,554,954)	(2,539,101)	-0.62%	3.67%
Total loans and financial leases, net	41,436,323	48,238,517	50,709,728	5.12%	22.38%

1.3.	Investment Portfolio

As of June 30, 2011, Bancolombia’s net investment portfolio totaled COP 10,231 billion, decreasing 6% compared to 1Q11 and increasing 14% compared to 2Q10. The investment portfolio is mainly composed of debt investment securities, which represented 94% of Bancolombia’s total investments and 13% of assets at the end of 2Q11. Investments denominated in USD totaled USD 1,611 million and represented 28% of the investment portfolio.  Additionally, the Bank has COP 2.087 billion in mortgage backed securities, which represents 20% of the investment portfolio. The duration of the debt securities portfolio was 23.3 months with a yield to maturity of 4.51% at the end of 2Q11.

1.4.	Goodwill

As of 2Q11, Bancolombia’s goodwill totaled COP 672 billion and decreased 14% compared to the amount reported in 2Q10. This variation is explained by the appreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of June 30, 2011, Bancolombia’s goodwill included USD 353 million related mostly to the acquisition of Banagrícola in 2007 and COP 5 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of June 30, 2011, Bancolombia’s liabilities totaled COP 67,149 billion and increased 6% compared to 1Q11 and 21% compared to 2Q10. The ratio of net loans to deposits (including borrowings from domestic development banks) was 104% at the end of 2Q11, increasing compared to the figures reported in 1Q11 (100%) and 2Q10 (95%). The growth of the loan portfolio and Bancolombia’s ability to obtain funds through long-term bond issuances resulted in the higher ratio of net loans to deposits for the quarter.

2Q11

Deposits totaled COP 46,238 billion (or 69% of liabilities) at the end of 2Q11 and increased 2% during the quarter and 13% over the last 12 months. CDs represented 42% of deposits in 2Q10, but represented only 37% in 2Q11. This decrease is in line with the funding strategy executed by the Bank in the last few quarters, which has consisted of taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this recomposition of the funding mix, demand deposits went from representing 58% of the Bank’s total deposits in 2Q10, to representing 63% as of the end of 2Q11.

Through this strategy, it was possible to sustain a moderate increase in interest expense compared to 2Q10, while deposits increased.

DEPOSIT MIX	2Q10		1Q11		2Q11
COP Million		%		%		%
Checking accounts	7,606,010	18.53%	9,157,424	20.11%	9,242,949	19.99%
Saving accounts	15,956,900	38.88%	19,657,523	43.17%	19,484,245	42.14%
Time deposits	17,090,686	41.64%	16,147,318	35.46%	17,012,101	36.79%
Other	385,691	0.94%	571,147	1.25%	498,450	1.08%
Total deposits	41,039,287		45,533,412		46,237,745

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q11 was COP 8,008 billion, increasing 13% or COP 905 billion with respect to the COP 7,102 billion reported at the end of 2Q10.

Bancolombia’s capital adequacy ratio was 13.69%, 52 basis points below the 14.21% for 1Q11 and 32 bps above the 13.37% for 2Q10. The year over year increase was a result of the growth in secondary capital, product of a subordinated bonds issuance for USD 620 million that took place in July 2010.

Bancolombia’s capital adequacy ratio was 469 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 9.95% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.89% at the end of 2Q11.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q 10%		1Q 11%		2Q 11%
Basic capital (Tier I)	6,004,109	10.68%	6,715,196	10.22%	6,717,062	9.95%
Additional capital (Tier II)	1,510,970	2.69%	2,623,348	3.99%	2,526,745	3.74%
Technical capital (1)	7,515,080		9,338,544		9,243,807
Risk weighted assets included market risk	56,217,651		65,715,356		67,511,195
CAPITAL ADEQUACY (2)	13.37%		14.21%		13.69%

(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

2Q11

2.	INCOME STATEMENT

Net income totaled COP 386 billion in 2Q11, or COP 489 per share – USD 1.10 per ADR, which represents an increase of 10% compared to 1Q11 and of 32% compared to 2Q10. Bancolombia’s ROE was 19.6% for 2Q11, higher than the annualized ROE of 17.6% for 1Q11 and the 16.7% reported in 2Q10.

2.1.	Net Interest Income

Net interest income totaled COP 984 billion in 2Q11, 10% higher than that reported in 1Q11, and 17% higher than the figure for 2Q10. Interest income increased 11% during the quarter, while interest expense on deposits increased 15%. However, interest paid on bonds increased 10% during 2Q11 due to the increase in the amount of bonds outstanding as a result of the bond issuance that took place in June.

During 2Q11, income generated by the investment portfolio totaled COP 192 billion, a figure 45% higher than the COP 133 billion for 1Q11 and 94% higher than the COP 99 billion for 2Q10. During 2Q11, income generated by the investment portfolio increased due to higher bond prices in the secondary markets due to the granting of investment grade to Colombia.

Net Interest Margin

Annualized net interest margin ended 2Q11 at 6.2%. Annualized net interest margin for investments was 5.1%, while the annualized net interest margin for loans, financial leases and overnight funds was 6.3%.

Annualized Interest
Margin	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11
Loans´Interest margin	7.1%	7.1%	6.7%	6.6%	6.4%	6.3%
Debt investments´margin	1.4%	3.1%	3.6%	2.3%	3.0%	5.1%
Net interest margin	6.2%	6.4%	6.2%	6.0%	5.9%	6.2%

The funding cost increased during 2Q11 as deposits began to reflect the increase in interest rates by the Colombian Central Bank. The annualized weighted average cost of deposits reached 2.5% in 2Q11, higher than the 2.2% for 1Q11 but lower than the 2.6% for 2Q10 as a result of the recomposition of the funding mix toward demand deposits.

Deposits' weighted
average cost	2Q10	1Q11	2Q11
Checking accounts	0.47%	0.35%	0.37%
Time deposits	4.05%	3.73%	3.94%
Saving accounts	2.03%	1.91%	2.26%
Total deposits	2.56%	2.20%	2.46%

2.2.	Fees and Income from Services

During 2Q11, net fees and income from services totaled COP 407 billion, 6% higher than those reported in 1Q11 and 3% higher than those reported in 2Q10. In particular, fees from credit and debit cards increased 1% with respect to 1Q11, and 6% with respect to 2Q10, and fees from banking services increased 11% respect to 1Q11 and 19% with respect to 2Q10. Fees form pension fund management were not recorded in 2Q11 because of the sale process of the pension fund manager AFP Crecer in El Salvador.

2Q11

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2011
(COP millions)	Jun-10	Jun-11	Growth	Market Share
Bancolombia VISA	889,307	1,058,808	19.06%	7.97%
Bancolombia Mastercard	1,091,473	1,269,139	16.28%	9.56%
Bancolombia American Express	1,088,642	1,372,601	26.08%	10.34%
Total Bancolombia	3,069,423	3,700,548	20.56%	27.87%
Colombian Credit Card Market	11,373,963	13,278,100	16.74%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2011
(Outstanding credit cards)	Jun-10	Jun-11	Growth	Market Share
Bancolombia VISA	317,344	354,239	11.63%	6.08%
Bancolombia Mastercard	344,520	374,308	8.65%	6.43%
Bancolombia American Express	401,525	513,421	27.87%	8.82%
Total Bancolombia	1,063,389	1,241,968	16.79%	21.33%
Colombian Credit Card Market	5,264,791	5,823,127	10.61%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 121 billion in 2Q11, 9% higher than in 1Q11, and 1% lower than in 2Q10.  Income from foreign exchange gains and derivatives denominated in foreign currencies decreased 10% due to the appreciation of the COP against the USD.

Notably, revenues aggregated in the communication, postage, rent and others totaled COP 53 billion in 2Q11, 8% higher as compared to 1Q11 and 22% higher as compared to 2Q10. This line includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contract has increased. Finally, income from subsidiaries from the real sector decreased 7% during the quarter but increased 15% over the past year.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 62 billion in 2Q11. This slow pace of deterioration is in line with a better performance of the economy although credit quality continues to be impacted by unemployment. Nevertheless, the new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.

Past due loans (those overdue more than 30 days) totaled COP 1,360 billion at the end of 2Q11, which represents 2.6% of total gross loans. The PDL ratio decreased from 2.9% in 1Q11 and 3.6% at the end of 2Q10. Loan charge-offs totaled COP 163 billion in 2Q11.

Provision charges (net of recoveries), totaled COP 104 billion in 2Q11. It is remarkable that while gross loan provisions decreased 25% in the last 12 months, recovery of charged-off loans decreased only 2%.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,539 billion, or 4.8% of total loans at the end of 2Q11, decreasing with respect to the 5% presented at the end of 1Q11 and 5.6% at the end of 2Q10. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 187% at the end of 2Q11. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 116% at the end of the second quarter of 2Q11.

2Q11

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Jun-10	Mar-11	Jun-11	2Q11/1Q11	1Q11/1Q10
Total performing past due loans (1)	584,149	547,623	512,210	-6.47%	-12.32%
Total non-performing past due loans	1,002,246	913,660	847,988	-7.19%	-15.39%
Total past due loans	1,586,395	1,461,283	1,360,198	-6.92%	-14.26%
Allowance for loans interest losses	2,449,215	2,554,954	2,539,101	-0.62%	3.67%
Past due loans to total loans	3.61%	2.88%	2.55%
Non-performing loans as a percentage of total loans	2.28%	1.80%	1.59%
“C”, “D” and “E” loans as a percentage of total loans	5.04%	4.41%	4.12%
Allowances to past due loans (2)	154.39%	174.84%	186.67%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	110.69%	114.12%	115.67%
Allowance for loan losses as a percentage of non-performing loans (2)	244.37%	279.64%	299.43%
Allowance for loan losses as a percentage of total loans	5.58%	5.03%	4.77%
Percentage of performing loans to total loans	97.72%	98.20%	98.41%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)       Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)	% Of loan Portfolio	2Q10	1Q11	2Q11
Commercial loans	62.29%	2.6%	2.04%	1.7%
Consumer loans	17.57%	4.9%	3.56%	3.3%
Microcredit	0.50%	8.8%	9.44%	9.2%
Mortgage loans	7.78%	8.4%	7.98%	7.2%
Finance lease	11.86%	3.4%	2.91%	2.6%
PDL TOTAL	100.00%	3.61%	2.88%	2.55%

PDL Per Category (90 days)	% Of loan Portfolio	2Q10	1Q11	2Q11
Commercial loans	62.29%	1.9%	1.45%	1.2%
Consumer loans	17.57%	2.1%	1.54%	1.5%
Microcredit	0.50%	4.6%	5.47%	5.4%
Mortgage loans	7.78%	4.1%	3.84%	3.4%
Finance lease	11.86%	2.0%	1.54%	1.3%
TOTAL LOAN PORTFOLIO	100.00%	2.1%	1.67%	1.48%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Jun-10		Mar-11		Jun-11
( COP millions)
¨A¨ Normal	40,045,941	91.3%	47,162,691	92.9%	49,789,864	93.5%
¨B¨ Subnormal	1,626,884	3.7%	1,392,012	2.7%	1,263,852	2.4%
¨C¨ Deficient	723,440	1.6%	733,349	1.4%	772,764	1.5%
¨D¨ Doubtful recovery	1,138,996	2.6%	952,355	1.9%	892,671	1.7%
¨E¨ Unrecoverable	350,276	0.8%	553,064	1.1%	529,678	1.0%
Total	43,885,537	100%	50,793,471	100%	53,248,829	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	5.04%		4.41%		4.12%

2Q11

2.5.	Operating Expenses

During 2Q11, operating expenses totaled COP 889 billion, increasing 5% compared to 1Q11 and 20% compared to 2Q10.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 352 billion in 2Q11, increasing 2% as compared to 1Q11 and increasing 12% as compared to 2Q10.

During 2Q11, administrative and other expenses totaled COP 450 billion and increased 6% as compared to 1Q11 and 26% compared to 2Q10. This variation is explained by higher expenses for rentals and leasing of technology that the Bank has incurred for several years. Rent expenses were COP 29 billion during 2Q11. At the same time, advisory fees increased during the quarter. Also, provisions were made for the improvement of physical facilities.

Depreciation expenses totaled COP 52 billion in 2Q11, increasing 4% as compared to 1Q11 and 6% compared to 2Q10.

2Q11

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Alejandro Mejia (IR Manager) /Catalina Botero (Analyst)
Website: http://www.grupobancolomiba.com/investorrelations/

2Q11

BALANCE SHEET
(COP million)	Jun-10	Mar-11	Jun-11	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	4,180,009	4,066,446	5,068,394	24.64%	21.25%	6.74%
Overnight funds sold	1,013,705	492,017	690,974	40.44%	-31.84%	0.92%
Total cash and equivalents	5,193,714	4,558,463	5,759,368	26.34%	10.89%	7.66%
Debt securities	8,629,835	10,287,179	9,664,733	-6.05%	11.99%	12.86%
Trading	3,216,523	4,537,984	4,288,308	-5.50%	33.32%	5.71%
Available for Sale	2,146,980	2,070,826	1,822,591	-11.99%	-15.11%	2.43%
Held to Maturity	3,266,332	3,678,369	3,553,834	-3.39%	8.80%	4.73%
Equity securities	468,588	626,469	631,411	0.79%	34.75%	0.84%
Trading	227,226	291,007	282,865	-2.80%	24.49%	0.38%
Available for Sale	241,362	335,462	348,546	3.90%	44.41%	0.46%
Market value allowance	-89,252	-81,413	-64,901	-20.28%	-27.28%	-0.09%
Net investment securities	9,009,171	10,832,235	10,231,243	-5.55%	13.56%	13.61%
Commercial loans	27,513,576	32,165,219	33,166,893	3.11%	20.55%	44.13%
Consumer loans	7,059,906	8,500,806	9,356,075	10.06%	32.52%	12.45%
Microcredit	237,422	256,040	267,064	4.31%	12.48%	0.36%
Mortgage loans	3,638,968	3,801,217	4,143,587	9.01%	13.87%	5.51%
Finance lease	5,435,666	6,070,189	6,315,210	4.04%	16.18%	8.40%
Allowance for loan losses	-2,449,215	-2,554,954	-2,539,101	-0.62%	3.67%	-3.38%
Net total loans and financial leases	41,436,323	48,238,517	50,709,728	5.12%	22.38%	67.47%
Accrued interest receivable on loans	359,663	394,345	405,441	2.81%	12.73%	0.54%
Allowance for accrued interest losses	-47,399	-40,122	-40,925	2.00%	-13.66%	-0.05%
Net total interest accrued	312,264	354,223	364,516	2.91%	16.73%	0.49%
Customers' acceptances and derivatives	776,967	688,979	1,046,411	51.88%	34.68%	1.39%
Net accounts receivable	676,926	772,454	761,779	-1.38%	12.54%	1.01%
Net premises and equipment	1,053,444	1,257,107	1,444,712	14.92%	37.14%	1.92%
Foreclosed assets, net	80,586	62,096	56,450	-9.09%	-29.95%	0.08%
Prepaid expenses and deferred charges	219,326	797,605	784,297	-1.67%	257.59%	1.04%
Goodwill	777,328	721,400	672,169	-6.82%	-13.53%	0.89%
Operating leases, net	941,628	1,036,262	1,119,393	8.02%	18.88%	1.49%
Other	1,299,099	1,098,212	1,443,053	31.40%	11.08%	1.92%
Reappraisal of assets	712,721	764,913	763,793	-0.15%	7.17%	1.02%
Total assets	62,489,497	71,182,466	75,156,912	5.58%	20.27%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,402,692	7,048,610	6,972,139	-1.08%	29.05%	9.28%	10.38%
Checking accounts	5,017,001	6,477,463	6,473,689	-0.06%	29.04%	8.61%	9.64%
Other	385,691	571,147	498,450	-12.73%	29.24%	0.66%	0.74%
Interest bearing	35,636,595	38,484,802	39,265,606	2.03%	10.18%	52.24%	58.48%
Checking accounts	2,589,009	2,679,961	2,769,260	3.33%	6.96%	3.68%	4.12%
Time deposits	17,090,686	16,147,318	17,012,101	5.36%	-0.46%	22.64%	25.33%
Savings deposits	15,956,900	19,657,523	19,484,245	-0.88%	22.11%	25.92%	29.02%
Total deposits	41,039,287	45,533,412	46,237,745	1.55%	12.67%	61.52%	68.86%
Overnight funds	1,714,331	2,439,788	2,444,591	0.20%	42.60%	3.25%	3.64%
Bank acceptances outstanding	635,061	497,036	840,863	69.18%	32.41%	1.12%	1.25%
Interbank borrowings	1,428,948	2,406,648	2,843,177	18.14%	98.97%	3.78%	4.23%
Borrowings from domestic development banks	2,670,756	2,515,081	2,716,078	7.99%	1.70%	3.61%	4.04%
Accounts payable	2,055,007	1,997,473	1,920,536	-3.85%	-6.54%	2.56%	2.86%
Accrued interest payable	266,926	293,000	319,721	9.12%	19.78%	0.43%	0.48%
Other liabilities	654,314	588,612	570,210	-3.13%	-12.85%	0.76%	0.85%
Bonds	4,198,459	6,444,127	8,387,065	30.15%	99.77%	11.16%	12.49%
Accrued expenses	655,736	690,078	807,135	16.96%	23.09%	1.07%	1.20%
Minority interest in consolidated subsidiaries	68,354	63,114	62,190	-1.46%	-9.02%	0.08%	0.09%
Total liabilities	55,387,179	63,468,369	67,149,311	5.80%	21.24%	89.35%	100.00%
SHAREHOLDERS' EQUITY						0.00%
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%	0.52%
Retained earnings	5,680,638	6,275,794	6,613,749	5.39%	16.43%	8.80%
Appropiated	5,048,404	5,925,711	5,878,139	-0.80%	16.44%	7.82%
Unappropiated	632,234	350,083	735,610	110.12%	16.35%	0.98%
Reappraisal and others	991,986	1,037,726	989,760	-4.62%	-0.22%	1.32%
Gross unrealized gain or loss on debt securities	35,780	6,663	10,178	52.75%	-71.55%	0.01%
Total shareholder's equity	7,102,318	7,714,097	8,007,601	3.80%	12.75%	10.65%

2Q11

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-10	Jun-11	Jun-11/Jun-10	2Q10	1Q11	2Q11	2Q11/1Q11	2Q11/2Q10
Interest income and expenses
Interest on loans	1,940,802	2,120,244	9.25%	972,669	1,019,606	1,100,638	7.95%	13.16%
Interest on investment securities	192,239	324,603	68.85%	98,780	132,611	191,992	44.78%	94.36%
Overnight funds	28,802	9,128	-68.31%	10,828	4,902	4,226	-13.79%	-60.97%
Leasing	286,858	295,750	3.10%	140,347	144,486	151,264	4.69%	7.78%
Total interest income	2,448,701	2,749,725	12.29%	1,222,624	1,301,605	1,448,120	11.26%	18.44%
Interest expense	-	-		-	-	-
Checking accounts	17,863	17,723	-0.78%	9,365	8,678	9,045	4.23%	-3.42%
Time deposits	363,876	309,482	-14.95%	170,913	146,302	163,180	11.54%	-4.52%
Savings deposits	159,095	200,750	26.18%	79,552	90,273	110,477	22.38%	38.87%
Total interest on deposits	540,834	527,955	-2.38%	259,830	245,253	282,702	15.27%	8.80%
Interbank borrowings	9,359	15,544	66.09%	4,540	6,937	8,607	24.07%	89.58%
Borrowings from domestic development banks	74,867	69,249	-7.50%	35,820	32,564	36,685	12.66%	2.41%
Overnight funds	18,531	39,118	111.09%	9,541	18,108	21,010	16.03%	120.21%
Bonds	148,645	220,319	48.22%	73,940	104,852	115,467	10.12%	56.16%
Total interest expense	792,236	872,185	10.09%	383,671	407,714	464,471	13.92%	21.06%
Net interest income	1,656,465	1,877,540	13.35%	838,953	893,891	983,649	10.04%	17.25%
Provision for loan and accrued interest losses, net	(421,019)	(313,485)	-25.54%	(235,030)	(136,741)	(176,744)	29.25%	-24.80%
Recovery of charged-off loans	118,235	116,613	-1.37%	62,499	55,573	61,040	9.84%	-2.33%
Provision for foreclosed assets and other assets	(39,616)	(43,076)	8.73%	(20,452)	(17,648)	(25,428)	44.08%	24.33%
Recovery of provisions for foreclosed assets and other assets	13,255	56,316	324.87%	6,336	19,124	37,192	94.48%	486.99%
Total net provisions	(329,145)	(183,632)	-44.21%	(186,647)	(79,692)	(103,940)	30.43%	-44.31%
Net interest income after provision for loans	-	-		-	-	-
and accrued interest losses	1,327,320	1,693,908	27.62%	652,306	814,199	879,709	8.05%	34.86%
Commissions from banking services and other services	149,019	182,759	22.64%	80,699	86,474	96,285	11.35%	19.31%
Electronic services and ATM fees	27,190	30,633	12.66%	13,415	13,080	17,553	34.20%	30.85%
Branch network services	56,138	59,549	6.08%	28,572	28,892	30,657	6.11%	7.30%
Payment fees	107,960	108,800	0.78%	52,813	53,199	55,601	4.52%	5.28%
Credit card merchant fees	7,893	8,637	9.43%	3,690	2,767	5,870	112.14%	59.08%
Credit and debit card annual fees	280,836	297,099	5.79%	140,828	147,767	149,332	1.06%	6.04%
Checking fees	34,299	36,421	6.19%	16,892	17,969	18,452	2.69%	9.24%
Fiduciary activities	83,423	94,608	13.41%	43,390	46,179	48,429	4.87%	11.61%
Pension plan administration	46,102	-	-100.00%	23,859	-	-	0.00%	-100.00%
Brokerage fees	15,861	20,363	28.38%	8,386	10,901	9,462	-13.20%	12.83%
Check remittance	9,059	9,075	0.18%	4,420	4,444	4,631	4.21%	4.77%
International operations	27,094	34,668	27.95%	15,528	16,729	17,939	7.23%	15.53%
Fees and other service income	844,874	882,612	4.47%	432,492	428,401	454,211	6.02%	5.02%
Fees and other service expenses	(74,849)	(90,213)	20.53%	(37,136)	(43,300)	(46,913)	8.34%	26.33%
Total fees and income from services, net	770,025	792,399	2.91%	395,356	385,101	407,298	5.76%	3.02%
Other operating income	-	-		-	-	-
Net foreign exchange gains	22,969	8,908	-61.22%	17,871	21,108	(12,200)	-157.80%	-168.27%
Derivatives Financial Contracts	22,172	30,967	39.67%	11,510	(114)	31,081	27364.04%	170.03%
Gains(loss) on sales of investments on equity securities	33,587	(1,288)	-103.83%	(625)	(440)	(848)	92.73%	35.68%
Securitization income	25,516	20,641	-19.11%	15,640	8,851	11,790	33.21%	-24.62%
Dividend income	27,564	23,399	-15.11%	11,495	8,047	15,352	90.78%	33.55%
Revenues from commercial subsidiaries	43,495	48,354	11.17%	20,345	25,000	23,354	-6.58%	14.79%
Insurance income	4,581	-	-100.00%	3,041	-	-	0.00%	-100.00%
Communication, postage, rent and others	84,314	101,807	20.75%	43,170	49,015	52,792	7.71%	22.29%
Total other operating income	264,198	232,788	-11.89%	122,447	111,467	121,321	8.84%	-0.92%
Total income	2,361,543	2,719,095	15.14%	1,170,109	1,310,767	1,408,328	7.44%	20.36%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	553,317	618,335	11.75%	282,903	305,430	312,905	2.45%	10.61%
Bonus plan payments	61,926	64,791	4.63%	24,504	31,258	33,533	7.28%	36.85%
Compensation	17,387	14,417	-17.08%	7,498	8,888	5,529	-37.79%	-26.26%
Administrative and other expenses	701,474	875,353	24.79%	356,384	425,306	450,047	5.82%	26.28%
Deposit insurance net	41,145	43,332	5.32%	21,718	20,990	22,342	6.44%	2.87%
Donation expenses	1,503	13,609	805.46%	639	1,412	12,197	763.81%	1808.76%
Depreciation	96,785	102,152	5.55%	49,037	49,965	52,187	4.45%	6.42%
Total operating expenses	1,473,537	1,731,989	17.54%	742,683	843,249	888,740	5.39%	19.67%
Net operating income	888,006	987,106	11.16%	427,426	467,518	519,588	11.14%	21.56%
Goodwill amortization (1)	30,183	24,504	-18.82%	15,041	12,757	11,747	-7.92%	-21.90%
Non-operating income (expense)	-	-	0.00%	-	-	-	0.00%	0.00%
Other income	99,479	88,900	-10.63%	27,303	39,818	49,082	23.27%	79.77%
Minority interest	(4,942)	(5,136)	3.93%	(2,240)	(3,110)	(2,026)	-34.86%	-9.55%
Other expense	(61,058)	(59,919)	-1.87%	(29,552)	(22,257)	(37,662)	69.21%	27.44%
Total non-operating income	33,479	23,845	-28.78%	(4,489)	14,451	9,394	-34.99%	309.27%
Income before income taxes	891,302	986,447	10.67%	407,896	469,212	517,235	10.23%	26.81%
Income tax expense	(259,068)	(250,837)	-3.18%	(116,646)	(119,129)	(131,708)	10.56%	12.91%
Net income	632,234	735,610	16.35%	291,250	350,083	385,527	10.12%	32.37%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 2, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance